Project Fractal - Equity Transfer Agreement

EQUITY TRANSFER AGREEMENT
股权转让协议
Between
之

SunPower Manufacturing Corporation Limited
SunPower Manufacturing Corporation Limited

And
和

Zhonghuan Hong Kong Holding Limited
中环香港控股有限公司

April 26, 2024
2024年4月26日

Project Fractal - Equity Transfer Agreement

TABLE OF CONTENTS
目 录

Page

页码

1	DEFINITIONS	2
2	TERMS OF SALE	4
3	REPRESENTATIONS AND WARRANTIES	5
4	SPECIAL ACKNOWLEDGEMENT AND UNDERTAKINGS	7
5	EFFECTIVE DATE ACTIONS	8
6	POST-EFFECTIVE DATE COVENANTS	9
7	BREACH OF AGREEMENT	10
8	DISPUTE RESOLUTION	10
9	COSTS	11
10	NOTICES	11
11	COUNTERPART EXECUTION	11
12	LANGUAGE	11
13	GOVERNING LAW	12
1

Project Fractal - Equity Transfer Agreement

EQUITY TRANSFER AGREEMENT
股权转让协议
THIS EQUITY TRANSFER AGREEMENT (this “Agreement”), dated as of April 26, 2024, is entered into by and between:
本股权转让协议(下称“本协议”)由以下双方于2024年4月26日签订：
(1)    SunPower Manufacturing Corporation Limited (the “Seller”), a company incorporated and registered in Hong Kong, with its principal place of business at Suite 3201, Jardine House, 1 Connaught Place, Central, Hong Kong; and
SunPower Manufacturing Corporation Limited（下称“卖方”），一家在香港组建并注册的公司，其主营地址位于香港中环康乐广场1号怡和大厦3201室；和
(2)    Zhonghuan Hong Kong Holding Limited (the “Buyer”), a company incorporated in Hong Kong and registered with the Companies Registry of Hong Kong, with registration No. 1820559 and with its registered office at 24/F., Fu Fai Commercial Centre, 27 Hillier Street, Sheung Wan, Hong Kong.
中环香港控股有限公司（下称“买方”），一家在香港成立并在香港公司，注册编号为1820559，注册办事处地址位于香港上环禧利街27号富辉商业中心24层。

The Seller and the Buyer are hereinafter collectively referred to as the “Parties” and each a “Party”. Certain capitalized terms used herein, unless otherwise provided, shall have the meanings set forth in Article 1 of this Agreement.
卖方与买方以下合称“双方”，单独称为“一方”。除另有规定，本协议中大写的术语具有本协议第1条规定的含义。
RECITALS
序言
The Seller and TCL Zhonghuan Renewable Energy Technology Co. Ltd. (“TZE”) are the shareholders of Huansheng Photovoltaic (Jiangsu) Co., Ltd. (the “Company”), a Sino-foreign equity joint venture company established in the PRC pursuant to the Joint Venture Contract dated January 22, 2016, which was amended and restated on Feb 22, 2017, September 12, 2019 and September 26, 2021 respectively (the “JV Contract”).
卖方与TCL中环新能源科技股份有限公司（“TCL中环”）系环晟光伏（江苏）有限公司（“合资公司”）的股东，合资公司是根据2016年1月22日签订，并分别于2017年2月22日、2019年9月12日和2021年9月26日修订和重述的《合资合同》（“合资合同”）在中国境内设立的一家中外合资经营企业。
As at the date hereof, the Seller owns 16.27% equity interests of the Company (the “Target Shares”), and TZE owns 83.73% equity interests of the Company.

Project Fractal - Equity Transfer Agreement

在本协议签署日，卖方在合资公司中拥有16.27%的股权（下称“目标股权”），而TCL中环在合资公司中拥有83.73%的股权。
The Seller hereby intends to sell and transfer the Target Shares to the Buyer, and the Buyer intends to purchase and acquire the Target Shares from the Seller. The transfer of the Target Shares is hereinafter referred to as the “Equity Transfer”.
卖方有意向买方出售并转让目标股权，同时买方有意向卖方购买并获得目标股权。目标股权的转让在下文中称为“股权转让”。
Both Parties have agreed to complete the Equity Transfer on and subject to the provisions of this Agreement.
双方同意根据和受制于本协议条款完成股权转让。
NOW, THEREFORE, the Parties hereby agree as follows:
因此，双方兹约定如下：
AGREEMENT
协议
1Definitions
释义
1.1In this Agreement the following definitions apply.
在本协议中，下列释义适用。
“Agreement” means this Equity Transfer Agreement entered into by and between the Seller and the Buyer on April 26, 2024, and any amendments, modifications or supplementations made thereto from time to time.
“本协议”指卖方和买方于2024年4月26日签署的股权转让协议，及不时对其进行的任何修改、变更或补充。
“Buyer” shall have the meaning set forth in the parties section of this Agreement.
“买方”应具有本协议合同方部分所规定的含义。
“China” and “PRC” means, for the purpose of this Agreement, the mainland of the People’s Republic of China (excluding Hong Kong, the Macau Special Administrative Region and Taiwan).
“中国”，为本协议之目的，指中华人民共和国大陆地区（不包括香港、澳门特别行政区和台湾）。
“Company” shall have the meaning set out in Recitals.
“合资公司”具有序言规定的含义。

Project Fractal - Equity Transfer Agreement

“Company Registration Authority” shall mean the State Administration for Market Regulation and its competent local counterpart.
“公司登记机关”应指国家市场监督管理总局及其地方对口机关。
“Consideration” shall have the meaning set out in Clause 2.2.
“购买价款”具有第2.2条规定的含义。
“Effective Date” means the date of execution of this Agreement by both Parties.
“生效日”指双方签署本协议的日期。
“Encumbrance” includes any mortgage, charge, pledge, hypothecation, lien, assignment by way of security, title retention, option, right to acquire, right of pre-emption, right of set off, counterclaim, trust arrangement or any other security, preferential right, equity or restriction, and any agreement to give or create any of the foregoing.
“权利负担”指任何通过担保、权利保留、期权、获取权、有限购买权、抵销权、反诉、信托安排或任何其他担保、优先权、股权或限制和任何给予或创设上述权利的协议而取得的抵押、质押、担保、留置或让与。
“Equity Transfer” shall have the meaning set out in the Recitals.
“股权转让”具有序言规定的含义。
“Hong Kong” means the Hong Kong Special Administrative Region of the PRC.
“香港”指中国香港特别行政区。
“JV Contract” shall have the meaning set out in the Recitals.
“合资合同”具有序言规定的含义。
“Parties” means the Seller and the Buyer. “Party” means each of the Seller or the Buyer.
“双方”指卖方和买方。“一方”指卖方或买方中任何一方。
“Seller” shall have the meaning set forth in the parties section of this Agreement.
“卖方”应具有本协议合同方部分所规定的含义。
“Share Pledge” means the current pledge of the Target Shares by the Seller in favor of DB TRUSTEES (HONG KONG) LIMITED under the equity pledge agreement dated September 30, 2022.

Project Fractal - Equity Transfer Agreement
“股权质押”指卖方目前根据日期为2022年9月30日的《股权质押协议》向德意志信托（香港）有限公司进行的目标股权的出质。
“Target Shares” shall have the meaning set out in the Recitals.
“目标股权”具有序言中规定的含义。
“TZE” means TCL Zhonghuan Renewable Energy Technology Co. Ltd.
“TCL中环”指TCL中环新能源科技股份有限公司。
1.2In this Agreement, unless otherwise specified:
在本协议中，除非另有规定：
(a)reference to any statute, regulation, rule, delegated legislation or order is to any statute, regulation, rule, delegated legislation or order as amended, modified or replaced from time to time and to any statute, bye-law, regulation, rule, delegated legislation or order replacing or made under any of them;
指代任何法规、条例、规定、授权立法或命令就是指的任何法规、条例、规定、授权立法或命令的不时修订、修改或更替的版本或任何更替其的或在其下被制定的任何法规、条例、规定、授权立法或命令；
(b)references to any Clause or paragraph are to those contained in this Agreement;
指代任何条款、段落或附表是指本协议的条款或段落；
(c)headings are for ease of reference only and shall not be taken into account in construing this Agreement; and
标题是为指代方便而定，不应在解释本协议时被考虑；及
(d)“Business Day” means a day (not being a Saturday or Sunday) on which banks are open for normal banking business in China and Hong Kong.
“工作日”指在中国和香港的银行正常营业日（但非周六、日）。
2Terms of Sale
购买条款
1.1The Seller shall sell, and the Buyer shall purchase, the Target Shares with immediate effect between the Parties on and from the Effective Date. The Target Shares shall be sold:
自生效日起，卖方将转让，且买方应购买目标股权，该等股权转让自生效日起在双方之间立即生效。出售的目标股权将：
(a)free from any Encumbrance except for the Share Pledge;

Project Fractal - Equity Transfer Agreement
除股权质押外无任何权利负担；
(b)with all rights attached or accruing to them on and after the Effective Date including the right to dividends that accrue for the time period after the Effective Date; and
包含在生效日或之后附着于目标股权或由其产生的全部权利，包括对在生效日之后的期间内产生的分红权；且
(c)with full title guarantee.
有完全的产权保证。
1.2The aggregate consideration for the purchase of the Target Shares (the “Consideration”) shall be twenty-four million US Dollars (USD 24 million) to be paid on the Effective Date (or the first Business Day after Effective Date, if the Effective Date is not a Business Day) from the Buyer to the Seller in accordance with Clause 5 below. The Parties shall not adjust the Consideration on the grounds of operating profit or loss of the Company for any time period after the Effective Date.
购买目标股权的总价款（下称“购买价款”）应为两千四百万美元（24,000,000美元），将在生效日（如果生效日不是工作日，则顺延到生效日后的第一个工作日）由买方根据下文第5条支付至卖方。双方不得以在生效日后任何时间段内合资公司发生的经营性损益等理由对购买价款进行调整。
1.3Any income taxes arising under the PRC laws in connection with the Equity Transfer shall be borne by the Seller and paid by the Seller to relevant PRC tax authorities, and the Buyer shall not withhold such taxes from the Consideration. Each Party shall pay its own stamp duty on this Agreement for which it is liable under the PRC laws.
与股权转让相关的在中国法律下产生的任何所得税应由卖方承担，并由卖方向中国有关税务机关缴纳税款，买方不应从购买价款中扣除该税款。每一方应分别缴纳其就本协议根据中国法律应缴纳的印花税。
3Representations and Warranties
陈述与保证
1.1Both Parties represent and warrant that:
双方应陈述与保证如下：
(a)They have the right and power, and are authorized, to execute, deliver, and perform this Agreement in accordance with its terms, and to consummate the transactions contemplated hereunder.
其具有权力和授权，有权根据本协议的条款签署、交付和履行本协议，并完成本协议项下的交易。

Project Fractal - Equity Transfer Agreement
(b)This Agreement is duly executed and delivered by a duly authorized officer of the Parties, and is a legal, valid, and binding obligation of each Party and enforceable against such Party in accordance with its terms.
本协议由双方经合法授权的管理人员正式签署和交付，是双方合法、有效和有约束力的义务，可依据其条款对该方强制执行。
(c)Neither Party is the subject of a bankruptcy, insolvency, probate, receivership, or conservatorship proceeding before the date of this Agreement.
在本协议签署前，双方均未破产、资不抵债、遗产认证、被破产接管或被监护。
1.2Save as disclosed in writing by the Seller to the Buyer before Effective Date, the Seller represents and warrants to the Buyer that:
除了卖方在生效日前书面向买方披露的以外，卖方向买方做出以下陈述和保证：
(a)the Target Shares constitute the entire equity interested legally and beneficially owned and held by the Seller in the Company, and there is no Encumbrance on any of the Target Shares, except for the Share Pledge which will be released pursuant to Clause 6.2 below.
目标股权是卖方在合资公司中合法和受益地所有和持有的全部股权，且目标股权无任何权利负担，但根据下文第6.2条将解除的股权质押除外。
(b)No person has the right to call for the allotment, conversion, issue, sale or transfer of any of the Target Shares. No person has claimed to be entitled to, and no person will be given any Encumbrance or right mentioned hereinabove.
任何人无权要求分配、转换、发行、销售或转让任何目标股权。任何人未声称有权享有上述提到的任何权利负担或权利或者将被授予该等权利。
(c)The Seller is entitled to sell and transfer the full beneficial ownership in the Target Shares to the Buyer on the terms set out in this Agreement.
卖方有权根据本协议的条款向买方出售和转让目标股权的全部受益所有权。
(d)The Seller have obtained all its corporate approvals of this Agreement and the Equity Transfer from its final decision-making authorities.
卖方取得了其最终决策机构对本协议和股权转让的公司内部批准。
1.3Save as disclosed in writing by the Buyer to the Seller before the Effective Date, the Buyer represents and warrants to the Seller that:
除了买方在生效日前书面向卖方披露的以外，买方向卖方做出以下陈述和保证：

Project Fractal - Equity Transfer Agreement
(a)The Buyer is financially capable to pay the Consideration and complete the Equity Transfer in accordance with this Agreement.
买方有充足的财力按照本协议规定支付购买价款和完成股权转让。
(b)The Buyer have obtained all its corporate approvals of this Agreement and the Equity Transfer from its final decision-making authorities.
买方取得了其最终决策机构对本协议和股权转让的公司批准。
(c)TZE has effectively waived its right of first refusal and any other priority right to the Target Shares under the JV Contract.
TCL中环已经有效放弃其根据合资合同对目标股份享有的优先购买权和其他任何优先权。
4Special Acknowledgement and Undertakings
特殊确认和承诺
1.1Both Parties acknowledge and agree that, on and from the Effective Date, the Buyer shall be the beneficial owner of the Target Shares and, at any time the Seller remains the registered owner of the Target Shares, the Seller shall hold the Target Shares on behalf of and at the direction of the Buyer. Consequently, the Buyer shall enjoy all the benefits and bear all the burden of the ownership of the Target Shares.
双方承认并同意，自生效日起，买方应为目标股权的实益所有人，且在卖方仍然是目标股权的注册所有人的任何时间，卖方应代表买方并按照买方的指示持有目标股权。因此，买方应享有目标股权所有权的所有利益并承担所有责任。
1.2After the Effective Date and at any time the Seller remains the registered owner of the Target Shares, the Seller shall refrain from taking any actions as a shareholder of the Company without prior approval of the Buyer, and the Buyer shall, and shall cause the Company to, refrain from taking any actions that may impose any obligation or burden on the Seller as a shareholder of the Company (including any increase of the registered capital of the Company) except as otherwise provided under this Agreement.
生效日后，且在卖方仍是目标股权的注册所有人的任何时间，未经买方事先批准，卖方不得作为合资公司股东采取任何行动，买方应并应促使合资公司不得采取任何可能对卖方作为合资公司股东施加任何义务或负担的行动（包括增加合资公司注册资本），除非本协议另有规定。
5Effective Date Actions
生效日行动
On the Effective Date,
在生效日，

Project Fractal - Equity Transfer Agreement
(a)all original copies of the Shareholder’s Investment Certificate(s) issued to the Seller by the Company shall be invalid;
合资公司颁发给卖方的全部股东出资证明书原件应作废；
(b)the Seller shall cause the existing directors appointed by it and the existing supervisor nominated by it to resign immediately from the Company; and
卖方应促使其任命的董事和其提名的监事立即提出辞职；且
(c)the Buyer shall pay the Consideration to the following bank account of the Seller:
买方应向卖方的以下银行账户支付购买价款：

Bank 银行名称	Deutsche Bank AG, Hong Kong Branch
Address of Bank 银行地址	Level 60 International Commerce Centre 1 Austin Road West Kowloon Hong Kong
Account Name 账户名	SUNPOWER MANUFACTURING CORPORATION LIMITED
Account Number 账号	0030767-050 USD
Swift Code Swift码	DEUTHKHH

6Post-Effective Date Covenants
生效日后义务
1.1After the Effective Date, the Seller shall provide the necessary assistance to the Buyer in obtaining all the regulatory approvals that are required for the Equity Transfer in accordance with the laws of PRC as soon as practicable; provided that, if such regulatory approvals are not obtained (or deemed to be obtained) within eighteen (18) months after the Effective Date, the Seller shall return the Consideration to the Buyer, whereupon the Equity Transfer shall terminate and this Agreement shall cease to be binding upon either Party.
在生效日后，卖方应向买方提供必要的协助，以尽快根据中国法律获得股权转让所需的所有监管批准；但是，如果在生效日后十八（18）个月内未获得（或被视

Project Fractal - Equity Transfer Agreement
为未获得）此类监管批准，卖方应将购买价款退还给买方，股权转让随之终止，本协议对任何一方均不再具有约束力。
1.2After the Effective Date, the Parties shall, and shall cause the Company to, take all necessary steps and sign all necessary documents to ensure that the Share Pledge will be released as soon as practicable.
在生效日后，双方应当，并应促使合资公司采取一切必要措施并签署一切必要文件，以确保股权质押尽快解除。
1.3After obtaining all the necessary regulatory approvals of the Equity Transfer, the Seller shall provide the necessary assistance to the Buyer to ensure that the Company will complete the business registration amendment and alteration registration of the changes of shareholder, directors and supervisor of the Company contemplated hereunder with the Company Registration Authority in Yixing as soon as practicable.
在获得股权转让所有必要的监管批准后，卖方应向买方提供必要的协助，以确保合资公司尽快在宜兴公司登记机关完成本协议项下涉及的合资公司股东、董事和监事变更的工商变更登记。
1.4After the Effective Date, the Buyer shall, and shall cause the Company to, provide the necessary assistance to the Seller in completing the tax filing and reporting in the PRC as may be required by relevant tax authorities.
在生效日后，买方应当，并应促使合资公司向卖方提供必要的协助，以完成相关税务机关可能要求的在中国的税务申报。
1.5After the Effective Date and at any time the Seller remains the registered owner of the Target Shares, the Seller shall from time to time at the expense of the Buyer execute and do (or procure the execution and doing of) all such other documents, acts and things as the Buyer shall reasonably require for exercising any right attached to the Target Shares.
在生效日后，且在卖方仍是目标股权的注册所有人任何时间，卖方应不时签署和执行（或促使签署和执行）买方为行使目标股权附带的任何权利而合理要求的所有其他文件、行为和事项，费用由买方承担。
7Breach of Agreement
违约责任
1.1In case the Buyer fails to pay the Consideration in full to the Seller on the Effective Date pursuant to Clause 5, the Buyer shall pay the Seller zero point zero five percent (0.05%) of the unpaid amount for each day of delay as liquidated damages to the Seller.
如果买方未能根据第5条在生效日前向卖方全额支付购买价款，则买方应向卖方支付违约金，金额为每延迟支付一天未付金额的万分之五（0.05%）。

Project Fractal - Equity Transfer Agreement
1.2In case the Seller is in breach of its undertakings or covenants under Clause 4 or Clause 6, which breach is not remedied within thirty (30) days after the Buyer issues a notice to the Seller, the Seller shall be liable to the Buyer for liquidated damages in the amount of ten percent (10%) of the Consideration.
如果卖方违反其在第4条或第6条下的承诺或义务，且该违约在买方向卖方发出通知后的三十（30）日内未被纠正，卖方应向买方支付违约金，金额为购买价款的百分之十（10%）。
8Dispute Resolution
争议解决
The Parties shall seek to settle any dispute, controversy or claim arising from or in connection with this Agreement through friendly consultations. If within thirty (30) days after one Party notifies the other Party of any dispute in writing, the Parties fail to resolve such dispute through friendly consultation, any Party can submit such dispute to Shanghai International Arbitration Center for arbitration under its rules of arbitration in force when the arbitration is initiated. The arbitration award shall be final and binding on the Parties. The place of arbitration shall be Shanghai. The arbitration proceedings shall be conducted in both Chinese and English.
双方应合理努力，通过友好协商解决与本协议相关或由此产生的任何争议、争端或索赔。如果在一方已经就争议书面通知另一方后三十（30）日内，双方仍未能通过友好协商解决争议，任何一方可将争议提交上海国际仲裁中心按照申请仲裁时其有效的仲裁规则进行仲裁。仲裁裁决是终局的，对双方均有约束力。仲裁地为上海。仲裁程序应使用中文和英语。
9Costs
费用
Each Party will pay its own costs and expenses in relation to the preparation, execution and carrying into effect of this Agreement.
每一方将自行负担其对准备、签署和执行本协议而相关的费用和开支。
10Notices
通知
1.1Any notice or other communication to be given under this Agreement shall be in writing and shall be delivered by hand, sent by prepaid first class post, or shall be transmitted by fax. It shall be addressed to the party to be served at the address or fax number specified in this Agreement or notified by it in writing as being its address or fax number for that purpose.
任何在本协议下给予的通知或其他通信将是书面的和使用人工送达、预付费的商业信函送达或用传真送达。通知将通过送达到在本协议中注明的地址或发给在本协议中注明的传真号，或发给该方用书面方式特别注明的地址或传真号。

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1.2A notice delivered by hand is effective at delivery. A notice sent by fax is effective on the next Business Day after the fax was sent. A notice sent by post is effective (for national mail) on the second Business Day after posting and (for international mail) on the fifth Business Day after posting.
人工送达的通知在送达时生效。传真的通知在传真发出的第二天生效。邮寄的通知在寄出的第二个工作日生效（国内邮件）和在寄出的第五个工作日生效（国际邮件）。
11Counterpart Execution
签署文本
This Agreement may be executed in counterparts, each of which shall be deemed an original and all of which together shall constitute one and the same instrument.
本协议可签署一份或多份，每一份均视为正本，所有文本构成同一份文件。
12Language
语言
This Agreement shall be executed in both English and Chinese versions. In case of any discrepancy between the two language versions, the English version shall prevail.
本协议以中英文签署，如果两种文本不一致，以英文版为准。
13Governing Law
管辖法律
This Agreement shall be governed by and construed in accordance with Chinese law.
本协议受中国法律管辖和解释。
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Project Fractal - Equity Transfer Agreement

IN WITNESS WHEREOF the Parties hereto have caused their duly authorized representatives to execute this Agreement as of the first date written above.
本协议双方已促使他们各自的授权代表于本协议首页所载之日期签署本协议，特此为证。

SunPower Manufacturing Corporation Limited
By签署人:	/s/ Kai Strohbecke
Name姓名: Kai Strohbecke
Capacity职务: Director

Project Fractal - Equity Transfer Agreement
IN WITNESS WHEREOF the Parties hereto have caused their duly authorized representatives to execute this Agreement as of the first date written above.
本协议双方已促使他们各自的授权代表于本协议首页所载之日期签署本协议，特此为证。

Zhonghuan Hong Kong Holding Limited 中环香港控股有限公司
By签署人:	/s/ Zhang Changxu
Name姓名: Zhang Changxu
Capacity职务: Director